FIRST AMENDMENT TO

THE AMENDED AND RESTATED BYLAWS OF SEQUENTIAL BRANDS GROUP, INC.

This First Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Sequential Brands Group, Inc., a Delaware corporation, hereby amends the Bylaws as follows:

1.	Article III (Board of Directors), Section 1 (General Powers) of the Bylaws is hereby amended by inserting the following immediately following the first sentence of such section:

“The Board of Directors shall not increase the number of directors, unless the number of directors is less than five, in which case the Board of Directors may increase the number of directors to a number no greater than five; provided that, if, on April 1, 2021 and prior to giving effect to any appointment of directors effectuated on or following such date, the number of directors (the “April 1 Number”) is greater than four, the Board of Directors may increase the number of directors to such number as is equal to (i) two times the April 1 Number minus (ii) three.  By way of example, if on April 1, 2021 and prior to giving effect to any appointment of directors effectuated on or following such date, the number of directors is eight, then the Board of Directors may increase the number of directors to thirteen.

2.	This Amendment shall become effective on April 1, 2021.
3.	Except as specifically amended above, the Bylaws shall remain the same and in full force and effect.

Adopted as of November 13, 2020.